Exhibit 8.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization
Ozon Holding LLC	Russia
Ozon Volga LLC	Russia
Internet Logistics LLC	Russia
Internet Solutions LLC	Russia
Ozon Technologies LLC	Russia
O-courier LLC	Russia
Ozon Invest LLC	Russia
Internet Travel LLC	Russia
Ozon Tour LLC	Russia
MCC Ozon Credit LLC	Russia
Davco Management Limited	Cyprus